SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                                (AMENDMENT NO. 5)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         U.S. TIMBERLANDS COMPANY, L.P.
                            (Name of Subject Company)

                         U.S. TIMBERLANDS COMPANY, L.P.
                      (Name of Person(s) Filing Statement)

                                  COMMON UNITS
                         (Title of Class of Securities)

                                    902977107
                      (CUSIP Number of Class of Securities)

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                                  JOHN M. RUDEY
                           Chief Executive Officer and
                          President of General Partner
                       U.S. TIMBERLANDS COMPANY, L.P. 625
                           MADISON AVENUE, SUITE 10-B
                            NEW YORK, NEW YORK 10022
                                 (212) 755-1100

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)

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                                 WITH A COPY TO:

MARTIN NUSSBAUM, ESQUIRE                         JESSE A. FINKELSTEIN, ESQUIRE
SCOTT M. ZIMMERMAN, ESQUIRE                      WILLIAM J. HAUBERT, ESQUIRE
SWIDLER BERLIN SHEREFF FRIEDMAN, LLP             RICHARDS, LAYTON & FINGER, P.A.
THE CHRYSLER BUILDING                            ONE RODNEY SQUARE, P.O. BOX 551
405 LEXINGTON AVENUE                             WILMINGTON, DE 19899
NEW YORK, NY 10174                               (302) 651-7700
(212) 973-0111

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                        AMENDMENT NO. 5 TO SCHEDULE 14D-9

      This Amendment No. 5 amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on November 15, 2002, amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on January 6, 2003, Amendment No. 2 to the Schedule 14D-9 filed with the SEC on January 17, 2003, Amendment No. 3 to the Schedule 14D-9 filed with the SEC on January 31, 2003 and Amendment No. 4 to the Schedule 14D-9 filed with the SEC on February 7, 2003 (as amended and supplemented, the "Schedule 14D-9") by U.S. Timberlands Company, L.P. (the "Company"). The Schedule 14D-9 relates to a tender offer by U.S. Timberlands Acquisition Co., LLC, a Delaware limited liability company (the "Buyer") and a wholly-owned subsidiary of U.S. Timberlands Holdings Group, LLC, a Delaware limited liability company ("Holdings") of which John M. Rudey (together with the Buyer, Holdings and George Hornig, the "Offerors") is the controlling member, to purchase all of the outstanding Common Units of the Company at a price of $3.00 per Common Unit (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2002 (the "Offer to Purchase"), as amended and supplemented by the Amendment and Supplement to Offer to Purchase, dated February 7, 2003 (the "Offer Supplement") (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

      The information in the Schedule 14D-9, including all schedules and annexes thereto is hereby expressly incorporated herein by reference in response to all items of this Amendment No. 5 to Schedule 14D-9, except as otherwise set forth below. You should read this Amendment No. 5 to Schedule 14D-9 together with the
Schedule 14D-9 filed with the SEC on November 15, 2002, amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on January 6, 2003, Amendment No. 2 to
Schedule 14D-9 filed with the SEC on January 17, 2003, Amendment No. 3 to
Schedule 14D-9 filed with the SEC on January 31, 2003 and Amendment No. 4 to
Schedule 14D-9 filed with the SEC on February 7, 2003.

ITEM 8 ADDITIONAL INFORMATION

      Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following information:

      On February 25, 2003, the financing condition to the Offer was satisfied, and on February 26, 2003, the Buyer extended the Offer until 12:00, midnight, New York City time, on March 6, 2003 in order to comply with SEC guidelines that require a tender offer to expire no less than five business days after the satisfaction or waiver of a financing condition. The full text of the press release issued on February 26, 2003 announcing the satisfaction of the financing condition and the extension is filed as Exhibit (a)(12) hereto.

Item 9. Exhibits.

      Item 9 is supplemented by adding the following information thereto:

Exhibit No.                             Description
-----------                             -----------

(a)(12) Text of press release issued by the Company dated February 26, 2003 (incorporated by reference to
                                        Exhibit 99(a)(14) of the Offeror's
                                        Schedule TO, filed with the SEC on
                                        February 26, 2003)

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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2003

                                    U.S. TIMBERLANDS COMPANY. L.P.

                                    By:  U.S. TIMBERLANDS SERVICES COMPANY,
                                         L.L.C., its general partner

                                    By: /s/ John M. Rudey
                                        -------------------
                                    Name:  John M. Rudey
                                    Title: Chief Executive Officer and President

                                  EXHIBIT INDEX

The Exhibit Index is supplemented by adding the following information thereto:

Exhibit No.                             Description
-----------                             -----------

(a)(12) Text of press release issued by the Company dated February 26, 2003 (incorporated by reference to
                                        Exhibit 99(a)(14) of the Offeror's
                                        Schedule TO, filed with the SEC on
                                        February 26, 2003)

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